Exhibit 99.1

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30,	December 31,
	2023	2022
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$3,716,932	$6,679,077
Short-term investments	3,959,456	3,082,990
Accounts receivable, net	28,397,280	32,101,818
Prepayments - third parties	747,013	803,956
Prepayments - a related party	917,758	3,314,744
Media deposits - third parties	952,311	1,281,434
Media deposits - a related party	202,349	104,390
Due from related parties	28,667	28,667
Other current assets	2,609,144	2,742,406
Total Current Assets	41,530,910	50,139,482

Long-term investments	6,840,153	2,261,787
Property and equipment, net	2,120,430	2,351,328
Intangible assets, net	472,087	558,226
Prepayments for licensed copyrights	2,602,006	2,735,592
Total Assets	$53,565,586	$58,046,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank borrowings	$1,379,063	$1,449,864
Accounts payable	7,029,676	8,853,669
Advance from advertisers	786,657	748,039
Advertiser deposits	366,948	541,444
Income tax payable	244,699	257,262
Due to related parties	14,434	14,499
Warrant liabilities	2	832
Accrued expenses and other liabilities	458,978	744,181
Total Liabilities	10,280,457	12,609,790

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0096 per share, 6,250,000 shares authorized; 1,534,487 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively)*	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Statutory reserve	898,133	898,133
Retained earnings	5,253,548	5,257,627
Accumulated other comprehensive loss	(4,445,701)	(2,298,284)
Total Shareholders’ Equity	43,285,129	45,436,625

Total Liabilities and Shareholders’ Equity	$53,565,586	$58,046,415
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, an increase in the Company’s share capital from $50,000 to $60,000, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	June 30,
	2023	2022
Revenues	$1,470,439	$428,150
Cost of revenues	(294,595)	(1,490,668)
Gross profit (loss)	1,175,844	(1,062,518)

Operating Expenses
Selling and marketing expenses	(199,025)	(363,678)
General and administrative expenses	(1,049,728)	(1,596,269)
Provision for doubtful accounts	(563,896)	(3,514,342)
Total Operating Expenses	(1,812,649)	(5,474,289)

Loss from Operations	(636,805)	(6,536,807)

Other Income (Expenses)
Interest (expense) income, net	(2,023)	42,948
Changes in fair value of warrant liabilities	830	—
Changes in fair value of short-term investments	542,128	—
Subsidy income	3,038	38,790
Other income, net	88,753	146,964
Total Other Income, Net	632,726	228,702

Loss Before Income Taxes	(4,079)	(6,308,105)

Income tax expenses	—	(2,241)

Net Loss	$(4,079)	$(6,310,346)

Other Comprehensive Loss
Foreign currency translation adjustment	(2,147,417)	(3,517,233)
Comprehensive Loss	$(2,151,496)	$(9,827,579)

Weighted average number of ordinary share outstanding
Basic and Diluted*	1,534,487	1,534,487

Loss per share
Basic and Diluted*	$(0.00)	$(4.11)
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2023 and 2022

(Expressed in U.S. dollar, except for the number of shares)

						Accumulated
			Additional			Other
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Earnings	(Loss) Income	Equity
Balance as of December 31, 2021	1,534,487	$14,731	$41,564,418	$898,133	$28,996,464	$2,587,543	$74,061,289
Net loss	—	—	—	—	(6,310,346)	—	(6,310,346)
Foreign currency translation adjustments	—	—	—	–	–	(3,517,233)	(3,517,233)
Balance as of June 30, 2022	1,534,487	$14,731	$41,564,418	$898,133	$22,686,118	$(929,690)	$64,233,710

Balance as of December 31, 2022	1,534,487	$14,731	$41,564,418	$898,133	$5,257,627	$(2,298,284)	$45,436,625
Net loss	—	—	—	—	(4,079)	—	(4,079)
Foreign currency translation adjustments	—	—	—	—	—	(2,147,417)	(2,147,417)
Balance as of June 30, 2023	1,534,487	$14,731	$41,564,418	$898,133	$5,253,548	$(4,445,701)	$43,285,129
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	June 30,
	2023	2022
Cash Flows from Operating Activities:
Net loss	$(4,079)	$(6,310,345)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	212,954	142,120
Amortization of right-of-use assets	–	246,323
Loss from disposal of property and equipment	396	240,221
Provision for doubtful accounts of accounts receivables	398,378	3,286,320
Provision for doubtful accounts of prepayments	164,953	240,986
Provision for doubtful accounts of other current assets	565	(12,964)
Changes in fair value of short-term investments	(542,128)	—
Changes in fair value of warrant liabilities	(830)	—
Changes in operating assets and liabilities:
Accounts receivable	1,838,169	(624,042)
Prepayments - third parties	(146,446)	4,110,968
Prepayments - a related party	2,339,321	(940,910)
Media deposits - third parties	278,975	(245,034)
Media deposits - a related party	(107,861)	—
Other current assets	201	261,313
Accounts payable	(1,456,524)	(1,193,481)
Advance from advertisers	78,650	(1,118,710)
Advertiser deposits	(154,959)	(901,466)
Income tax payable	—	448
Accrued expenses and other liabilities	(260,732)	(953,738)
Operating lease liabilities	—	(228,588)
Net Cash Provided by (Used in) Operating Activities	2,639,003	(4,000,579)

Cash Flows from Investing Activities:
Purchases of property and equipment	(7,185)	—
Purchases of intangible assets	(23,052)	—
Purchases of short-term investments	(758,156)	—
Redemption of short-term investments	290,379	—
Purchase of long-term investments	(4,907,409)	—
Loans made to related parties	(127)	(171)
Repayment of loans from related parties	—	1,730,005
Net Cash (Used in) Provided by Investing Activities	(5,405,550)	1,702,834

Cash Flows from Financing Activities:
Repayment of bank borrowings	(26,635)	(35,727)
Repayment of borrowings to related parties	—	(15,446)
Payments of dividends to shareholders	—	(1,234,739)
Net Cash Used in Financing Activities	(26,635)	(1,285,912)

Effect of exchange rate changes on cash and cash equivalents	(168,963)	(191,795)

Net decrease in cash and cash equivalents	(2,962,145)	(3,775,452)
Cash and cash equivalents at beginning of period	6,679,077	8,882,852
Cash and cash equivalents at end of period	$3,716,932	$5,107,400

Supplemental Cash Flow Information
Cash paid for interest expense	$—	$—
Cash paid for income tax	$—	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability.

Baosheng Group owns 100% of the equity interests of Baosheng Media Group Limited (“Baosheng BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on December 14, 2018.

Baosheng BVI owns 100% of the equity interests of Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on January 7, 2019. On March 21, 2021, Baosheng HK established Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”), a wholly owned subsidiary in China. On April 2, 2022, Baosheng Network set up a wholly owned subsidiary, Beijing Xunhuo E-commerce Co., Ltd. (“Beijing Xunhuo”).

Beijing Baosheng Technology Company Limited (“Beijing Baosheng”) was established in October 17, 2014 under the laws of the People’s Republic of China (“China” or the “PRC”) with a registered capital of $289,540 (RMB 2,000,000). Beijing Baosheng has three wholly-owned subsidiaries, Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”), Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”), and Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”), which were established on August 30, 2016, May 15, 2018 and January 2, 2020 in China, respectively.

On January 21, 2019, Baosheng HK entered into an equity transfer agreement with Beijing Baosheng and the shareholders of Beijing Baosheng. Pursuant to the equity transfer agreement, each of the shareholders of Beijing Baosheng transferred to Baosheng HK their respective equity interests in Beijing Baosheng at a consideration aggregating $13,844,895 (RMB94,045,600), determined by reference to the evaluation of the equity interest of Beijing Baosheng as of June 30, 2018 (the “reorganization”). Upon completion of such transfers, Beijing Baosheng became a direct wholly-owned subsidiary of Baosheng HK and an indirect-wholly owned subsidiary of the Company.

On June 4, 2019, Baosheng Group completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Beijing Baosheng prior to the reorganization. Baosheng Group, Baosheng BVI and Baosheng HK were established as holding companies of Beijing Baosheng and its subsidiaries, and all of these entities are under common control which results in the consolidation of Beijing Baosheng and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

Baosheng Group, Baosheng BVI, Baosheng HK, Beijing Baosheng and its subsidiaries (herein collectively referred to as the “Company”) are engaged in providing online marketing channels to advertisers for them to manage their online marketing activities.

Share consolidation and increase in authorized share capital

On May 11, 2022, the Board of Directors of the Company (the "Board of Directors") resolved to approve a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares with a par value of US$0.0005 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.0016 (“2022 Share Consolidation”), for which the Company obtained shareholder approval on April 28, 2023. Immediately following the 2022 Share Consolidation, the authorized share capital of the Company was US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each. The 2022 Share Consolidation became effective on May 24, 2022.

On March 6, 2023, the Company effected an increase in its authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the “Increase in Share Capital”), and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096 (“2023 Share Consolidation”). Immediately following the Increase in Share Capital and 2023 Share Consolidation, the authorized share capital of the Company was increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital, 2022 Share Consolidation and 2023 Share Consolidation on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 6,250,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares were issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 has been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on May 8, 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022. The results of operations for the six months ended June 30, 2023 and 2022 are not necessarily indicative of the results for the full years.

Short-term investments

Short-term investments consist of US Treasury Bills and investments in trading securities.

US Treasury Bills

The Company purchased US Treasury Bills with variable interest rates during the year of 2022, and sold these US Treasury Bills during the six months ended June 30, 2023.

US Treasury Bills were redeemable within a period of three through six months. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value with fair value change gains or losses recorded in the investment income in the unaudited condensed consolidated statements of operations and comprehensive loss.

As of June 30, 2023 and December 31, 2022, the Company had US Treasury Bills of $nil and $987,600, respectively. The balance of $987,600 as of December 31, 2022 included gross unrealized gains of $7,135. For the six months ended June 30, 2023 and 2022, the Company recorded unrealized gain of $3,538 and $nil, respectively, which was recorded as “changes in fair value of short-term investments” on the unaudited condensed consolidated statements of operations and comprehensive loss.

Investments in trading securities

Trading securities are investments in publicly-listed equity securities through various open market transactions. The Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value. For the six months ended June 30, 2023 and 2022, the Company made a gain of $538,590 and $nil in investment in trading securities, which was recorded as “changes in fair value of short-term investments” on the unaudited condensed consolidated statements of operations and comprehensive loss.

Accounts receivable, net of provision for doubtful accounts

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on any specifically identified accounts receivable that may become uncollectible. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature, which are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2023 and December 31, 2022, the Company had allowances of doubtful accounts of $826,777 and $2,153,390, respectively, against prepayments.

Media deposits

Media deposits represent performance security deposit upon becoming an authorized agency of the relevant media (platforms where online advertisement is delivered) as a guarantee of performance and obligations and deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns, which are paid to media pursuant to the terms of the framework agreements and contracts.

In the event that the advertisers or their advertising agencies on behalf of their advertising clients (collectively the “advertisers”) commit to spending a guaranteed minimum amount on a particular media with the Company, the Company enters into a back-to-back framework agreement with the relevant publishers committing the same level of guaranteed minimum spend and securing a preferential rebate policy applicable to the advertising spend of that advertiser. With the committed minimum spend, the Company is entitled to enjoy certain rebates and discounts and usually be required to pay a deposit of up to 10% of the guaranteed minimum spend. If the Company fails to fulfil the committed minimum spend, the Company would not be entitled to the additional rebates and discounts, and any deposit that has been paid may be forfeited or deducted to pay up the additional amount without the benefit of the additional rebates and discounts. The media may deduct damages from performance security deposit if the Company has breached the agency agreement or authorized agency management rules and conditions formulated by media.

As of June 30, 2023 and December 31, 2022, the balances of media deposits paid to third parties were $952,311 and $1,281,434, respectively. As of June 30, 2023 and December 31, 2022, the balances of media deposits paid to a related party were $202,349 and $104,390, respectively.

Long-term investment

As of June 30, 2023, long-term investments represent the Company’s investment in one equity method investee over which the Company has significant influence, and investments in two privately held companies over which the Company neither has control nor significant influence through investments in ordinary shares. As of December 31, 2022, investment security represents the Company’s investment in two privately held companies, over which the Company neither has control nor significant influence through investment in ordinary shares.

Investment in equity method investee

In accordance with ASC 323, Investments - Equity Method and Joint Ventures, the Company accounts for the investment in one privately held company using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its unaudited condensed consolidated statements of operations. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment in the privately held companies

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the unaudited condensed consolidated statements of operations, according to ASC 321, Investments - Equity Securities. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. In computing realized gains and losses on equity securities, the Company calculates cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

Advertiser deposits

The advertiser deposits represented deposits made by the advertisers who undertake a minimum total advertising spend as a condition for enjoying rebates and discounts. The Company generally requires these advertisers to place deposits with the Company at a percentage (usually up to 10%) of the committed spend, which usually equals to the amount of deposit payable to the media under the corresponding framework agreement with the media specific to such advertiser (see note 2 – media deposits). If the advertiser fails to reach the committed minimum spend upon expiry or termination of the framework agreement; (i) the advertiser would not be entitled to the rebates and discounts under the preferential pricing policy, if any; (ii) the advertiser’s deposit may be forfeited or deducted to pay up the additional amount it should pay without the benefits of rebates or discounts.

As of June 30, 2023 and December 31, 2022, the balances of advertiser deposits were $366,948 and $541,444, respectively.

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost plus margin approach, if the standalone selling price of each performance obligation is not observable.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Company has advertising agency revenues from search engine marketing (‘SEM”, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third party publisher for a period of ad term. The Company provides advices and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company evaluated its advertising agency contracts and determined that it was not acting as principal in these arrangements with publishers and advertisers since it never takes control of the ad inventories at any time. The Company collects the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. The Company generates advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers and publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

The Company recognizes revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertises (if any); and (ii) net fees from advertisers.

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. The Company accrues and recognizes revenues in the form of rebates and incentives based on its evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, the Company re-evaluates the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjusts the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media, and can then be utilized to acquire their ad inventory.

The Company may offer rebates to advertisers on a case by case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by the Company to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the cost per click (“CPC”) and cost per acquisition (“CPA”) pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the cost per time (“CPT”) pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. For the six months ended June 30, 2023 and 2022, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from three to six months. The Company has determined that all the contracts generally do not include a significant financing component. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the unaudited condensed consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when the Company delivers the services to its advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The cost of purchasing ad inventories and advertising services are recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

The following table identifies the disaggregation of our revenue for the six months ended June 30, 2023 and 2022, respectively.

	For the Six Months Ended
	June 30,
	2023	2022
Nature of Revenue:
Rebates and incentives offered by publishers	$84,372	$373,508
Net fees from advertisers	1,386,067	54,642
Total	$1,470,439	$428,150

Category of Revenue:
SEM services	$72,510	$50,380
Non-SEM services	1,397,929	377,770
Total	$1,470,439	$428,150

Foreign currency translation

The reporting currency of the Company is U.S. dollars (“US$” or “$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. Since the Company operates in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency U.S. Dollars. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive loss. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30,	December 31,
	2023	2022
Year-end spot rate	7.2513	6.8972

	For the Six Months Ended June 30,
	2023	2022
Average rate	6.9283	6.4791

Concentration and credit risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and the Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2023 and December 31, 2022, $3,001,558 and $5,921,461 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of June 30, 2023, four advertisers accounted for 18.3%, 14.6%, 13.4% and 10.0% of accounts receivable, respectively. As of December 31, 2022, three advertisers accounted for 18.1%, 14.4% and 13.2% of accounts receivable, respectively.

For the six months ended June 30, 2023, two publishers accounted for approximately 78.7% and 17.4% of the total revenue, respectively. For the six months ended June 30, 2022, two publishers accounted for approximately 58.4% and 36.5% of the total revenue, respectively.

As of June 30, 2023, one publisher accounted for 68.9% of the total accounts payable balance. As of December 31, 2022, two publishers accounted for 43.5% and 27.7% of the total accounts payable balance, respectively.

3.GOING CONCERN

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company had a net loss of $4,079 and $6,310,346 for the six months ended June 30, 2023 and 2022, respectively, and reported a cash inflow of $2,639,003 for the six months ended June 30, 2023, while cash outflow of $4,000,579 from operating activities for the six months ended June 30, 2022, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2023, the Company had cash and cash equivalent of $3,716,932 and short-term investments of $3,959,456. On the other hand, the balance of current liabilities of $10,280,457 which were expected to get paid in the twelve months ended June 30, 2024. The Company reported a positive cash flow of $2,639,003 from operating activities for the six months ended June 30, 2023, and expected to make continuous cash inflows in the next twelve months. The Company expected to renew the bank borrowing upon its maturity. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms, bank loans, and principal shareholder’s financial support. Given the factors mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Company’s advertising business, the expansion of the Company’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to obtain credit terms from medias or access to financing on favorable terms in a timely manner or at all would materially and adversely affect the Company’s business, results of operations, financial condition, and growth prospects.

4.ACCOUNTS RECEIVABLE, NET

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for doubtful accounts consist of the following:

	June 30,	December 31,
	2023	2022
Accounts receivable	$45,596,256	$47,783,610
Less: provision for doubtful accounts	(17,198,976)	(17,681,792)
Accounts receivable, net of provision for doubtful accounts	$28,397,280	$32,101,818

Provisions for doubtful accounts of accounts receivable were $398,378 and $3,286,320 for the six months ended June 30, 2023 and 2022, respectively. Movement of allowance for doubtful accounts was as follows:

	June 30,	June 30,
	2023	2022
Balance at beginning of the period	$17,681,792	$4,702,394
Charge to expenses	398,378	3,286,320
Foreign exchange (income) loss	(881,194)	1,302,404
Balance at end of the period	$17,198,976	$9,291,118

5.PREPAYMENTS – THIRD PARTIES

Prepayments – third parties consist of the following:

	June 30,	December 31,
	2023	2022
Prepayments to third party medias	$1,573,790	$2,957,346
Less: provision for doubtful accounts	(826,777)	(2,153,390)
	$747,013	$803,956

Provision for doubtful accounts of prepayments was $164,953 and $240,986 for the six months ended June 30, 2023 and 2022, respectively. For the six months ended June 30, 2023, the Company also wrote off prepayments of $1,443,356 because the management assessed the vendor would no long provide service. Movement of allowance for doubtful prepayments was as follows:

	June 30,	June 30,
	2023	2022
Balance at beginning of the period	$2,153,390	$2,701,166
Charge to expenses	164,953	240,986
Writing off prepayments	(1,443,356)	—
Foreign exchange income	(48,210)	(139,814)
Balance at end of the period	$826,777	$2,802,338

6.OTHER CURRENT ASSETS

Other current assets consist of the following:

	June 30,	December 31,
	2023	2022
Recoverable value-added taxes	$2,503,136	$2,689,170
Others	113,086	60,110
Less: provision for doubtful accounts	(7,078)	(6,874)
	$2,609,144	$2,742,406

For the six months ended June 30, 2023, provision for doubtful accounts of other current assets was $565. For the six months ended June 30, 2022, the reversal of provisions for doubtful accounts of other current assets was $12,965. Movement of allowance for doubtful accounts was as follows:

	June 30,	June 30,
	2023	2022
Balance at beginning of the period	$6,874	$20,621
Charge to expenses	565	—
Reversal of charge to other receivable	—	(12,965)
Foreign exchange income	(361)	(579)
Balance at end of the period	$7,078	$7,077

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	December 31,
	2023	2022
Property	$1,917,827	$2,016,287
Leasehold improvement	355,754	367,235
Office equipment	144,650	161,997
Vehicles	138,319	144,986
Electronic equipment	126,465	133,850
Less: accumulated depreciation	(562,585)	(473,027)
	$2,120,430	$2,351,328

Depreciation expense was $128,178 and $101,822 for the six months ended June 30, 2023 and 2022, respectively.

8.INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30,	December 31,
	2023	2022
Copyrights	$715,552	$752,288
Software	63,833	43,954
Less: accumulated amortization	(307,298)	(238,016)
	$472,087	$558,226

For the six months ended June 30, 2023 and 2022, the Company purchased software of $23,052 and $nil, respectively.

Amortization expense was $84,676 and $41,298 for the six months ended June 30, 2023 and 2022, respectively.

9.PREPAYMENTS FOR LICENSED COPYRIGHTS

Prepayments for licensed copyrights consisted of the following:

	June 30,	December 31,
	2023	2022
Prepayments for licensed copyrights	$2,602,006	$2,735,592

During the year ended December 31, 2021, the Company entered into two cooperation agreements with a third party entity, pursuant to which the Company will have the right to use the licensed copyrights of two games developed by such third party entity for a three-year term. The Company made prepayments of $2,924,897. The two games are expected to have online tests in May 2023 and to be launched around November 2023.

As of June 30, 2023 and December 31, 2022, the change in balance of prepayments for licensed copyrights was caused by change in spot rates as of reporting dates.

10.BANK BORROWING

	June 30,	December 31,
	2023	2022
Bank borrowing	$1,379,063	$1,449,864

On December 22, 2022, Baosheng Network entered into a bank loan agreement with Bank of Beijing under which under which Beijing Baosheng borrowed a one-year loan of RMB10,000,000 million (approximately $1,449,846). The interest rate for the borrowing was fixed at 3.65% per annum. The loan is guaranteed by two third parties, for whom the Company involved a third party counter-guarantor. In addition the Company pledged its properties with the counter guarantor.

For the six months ended June 30, 2023 and 2022, interest expense arising from the bank borrowing amounted to $26,341 and $nil, respectively.

11.LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	June 30,	December 31,
	2023	2022
Investment in Beijing Xinrong Fanxing Technology Co., Ltd. (“Xinrong Fanxing”)	$1,379,063	$1,449,863
Investment in Beijing Qucheng Technology Technology Co., Ltd. (“Beijing Qucheng”)	1,323,901	811,924
Investment in Beijing Shanxingzhe Technology Investment LLP (“Beijing Shanxingzhe”)	4,137,189	—
	$6,840,153	$2,261,787

(a)Investment in Xinrong Fanxing

Xinrong Fanxing is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in Xingrong Fanxing using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the six months ended June 30, 2023 and 2022, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of June 30, 2023 and December 31, 2022, the Company did not recognize impairment against the investment.

(b)Investment in Beijing Qucheng

In October 2022, November 2022 and January 2023, the Company made investment of $594,442, $237,777 and $577,342 in Beijing Qucheng, and obtained equity interest aggregating 12% in Beijing Qucheng.

Beijing Qucheng is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in Beijing Qucheng using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the six months ended June 30, 2023 and 2022, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of June 30, 2023 and December 31, 2022, the Company did not recognize impairment against the investment.

(c)Investment in Shanxingzhe

In June 2023, Beijing Xunhuo entered into a limited partnership agreement with Beijing Shanxingzhe, which was newly set up in June 2023.

The Company invested $4,330,067 which represents 42.85% of equity interest in Beijing Shanxingzhe. The Company used equity method to measure the investment in Beijing Shanxingzhe. Because Beijing Shanxingzhe was newly set up in June 30, 2023 and incurred minimal expenses, the Company did not recorded an equity loss for its share of the results of Beijing Shanxingzhe. As of June 30, 2023, the Company did not recognize impairment against the investment in Beijing Shanxingzhe.

12.	WARRANT LIABILITIES

In connection with the private placement on March 18, 2021, the Company sold an aggregate of 1,960,784 warrants with each to purchase one half of one ordinary share at an exercise price of $5.61 per ordinary share. A warrant may be exercised at any time on or after March 18, 2021 and on or prior to 5:00 p.m. (New York City time) on September 18, 2026 but not thereafter. Giving effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023, the 1,960,784 warrants was consolidated to 51,062 warrants with each to purchase one half of one ordinary share at an exercise price of $107.71 per ordinary share.

The holders of warrants are granted with registration rights. If at any time after the six month anniversary of March 18, 2021, there is no effective registration statement registering, or no current prospectus available for the issuance of the warrant shares to the holder and the resale of the warrant shares, then this warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise”. The warrants are subject to adjustments in the event of 1) stock dividends and splits, 2) subsequent right offerings, 3) pro rata dilutions and 4) fundamental transactions. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants.

In the event of a fundamental transaction, the Company or any successor entity shall, at the holder’s option, purchase this warrant from the holder by paying to the holder an amount of cash equal to the value of the remaining unexercised portion of the warrant, using Black-Scholes model, on the date of the consummation of such fundamental transaction; provided, however, that, if the fundamental transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, holder shall only be entitled to receive from the Company or any successor entity the same type or form of consideration (and in the same proportion), at the value of the unexercised portion of the warrant, that is being offered and paid to the holders of ordinary shares of the Company in connection with the fundamental transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of ordinary shares are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

If the Company fails for any reason to deliver to the holders the warrant shares subject to a notice of exercise by the warrant share delivery date, the Company shall pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of warrant shares subject to such exercise (based on the volume weighted average price of the ordinary shares on the date of the applicable Notice of Exercise), $10 per trading day (increasing to $20 per trading day on the fifth (5th) Trading Day after such liquidated damages begin to accrue) for each trading day after such warrant share delivery date until such warrant shares are delivered or holder rescinds such exercise. In addition, cash payment is required as a compensation for buy-in on failure of delivery warrant shares.

The above mentioned cash-settled make-whole provisions led the warrants classified as a derivative warrant liability. The derivative warrant liability was initially recorded at fair value on the closing date of the private placement, and were subsequently remeasured at fair value at each reporting dates. The changes in the fair value of derivative warrant liability were charged to the account of “Changes in fair value of warrant liabilities” in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

As of December 31, 2021, the Company had 1,960,784 private placement warrants outstanding. Giving effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023, the Company had 51,062 warrants as of June 30, 2023 and December 31, 2022. The warrant liability related to such warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the unaudited condensed consolidated statements of operations. The change in the fair value of the warrant liabilities is summarized as follows:

Estimated fair value as of December 31, 2021	$2,744
Changes in estimated fair value	(16)
Estimated fair value as of June 30, 2022	$2,728

Estimated fair value as of December 31, 2022	$832
Changes in estimated fair value	(830)
Estimated fair value as of June 30, 2023	$2

The fair value of the warrant liabilities was estimated using Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical and implied volatilities of selected peer companies as well as its own that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

12.WARRANT LIABILITIES (CONTINUED)

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of June 30,	As of December 31,	As of March 18,
	2023	2022	2021
Volatility	32.94%	35.77%	31.26%
Stock price	7.85	5.16	6.58
Expected life of the warrants to convert	3.22	3.72	5.50
Risk free rate	4.43%	4.17%	1.09%
Dividend yield	0.0%	0.0%	0.0%

13.INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, Baosheng BVI is not subject to tax on income or capital gains.

Hong Kong

Baosheng HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Baosheng HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng, Baosheng Technology, Baosheng Network and Beijing Xunhuo were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Horgos Baosheng, Kashi Baosheng, and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang province. The five-year preferential income tax treatment ends on December 31, 2022 and December 31, 2025, respectively, for Kashi Baosheng and Baosheng Technology. Horgos Baosheng was entitled to the five-year preferential income tax treatment ended on December 31, 2020 and is entitled to an extension of five-year preferential income tax treatment ended on December 31, 2025.

In addition, each of Beijing Baosheng and Horgos Baosheng has a branch in Beijing. The two branches are subject to an EIT of 25%.

For the six months ended June 30, 2023 and 2022, the Company recorded current income tax expenses of $nil and $2,241, respectively.

13.INCOME TAXES (CONTINUED)

Deferred tax assets as of June 30, 2023 and December 31, 2022 consist of the following:

	June 30,	December 31,
	2023	2022
Deferred tax assets:
Net operating losses carryforwards	$932,522	$1,190,713

Allowance for doubtful accounts of accounts receivable	44,718	27,745
Allowance for doubtful accounts of prepayments	68,197	70,207
Allowance for doubtful accounts of other current assets	1,768	1,717
Less: allowance on deferred tax assets	(1,047,205)	(1,290,381)
	$—	$—

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

As of June 30, 2023 and December 31, 2022, due to uncertainties surrounding future utilization on Beijing Baosheng, Baosheng Network, the Beijing branch of Horgos Baosheng and Baosheng HK, the Company accrued full valuation allowance of $1,047,205 and $1,290,381, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

14.LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the six months ended June 30, 2023 and 2022, respectively:

	For the Six Months Ended
	June 30,
	2023	2022
Net Loss	$(4,079)	$(6,310,346)

Weighted average number of ordinary share outstanding
Basic and Diluted*	1,534,487	1,534,487

Loss per share
Basic and Diluted*	$(0.00)	$(4.11)

*Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, an increase in the Company’s share capital from $50,000 to $60,000, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

For the six months ended June 30, 2023 and 2022, the Company had no dilutive shares.

15.EQUITY

Ordinary shares

The Company’s authorized share capital is 6,250,000 ordinary shares, par value $0.0096 per share.

On May 11, 2022, the Board of Directors resolved to approve a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares with a par value of US$0.0005 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.0016, for which the Company obtained shareholder approval on April 28, 2023. Immediately following the 2022 Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each. The 2022 Share Consolidation became effective on May 24, 2022.

On March 6, 2023, the Company effected an increase in authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each, and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096. Immediately following the Increase in Share Capital and 2023 Share Consolidation, the authorized share capital of the Company will be increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital, 2022 Share Consolidation and 2023 Share Consolidation on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 6,250,000 authorized shares, par value of US$0.0096, of which 1,534,487 ordinary shares were issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.

Cash dividends

For the six months ended June 30, 2023 and 2022, the Company paid dividends of $nil and $1,234,739 to its shareholders. As of June 30, 2023 and December 31, 2022, the Company had no dividends payable due to shareholders.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after they have met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2023 and December 31, 2022, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133, respectively.

As of June 30, 2023 and December 31, 2022, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries of $33,718,654.

16.RELATED PARTY TRANSACTIONS AND BALANCES

1)Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (“EJAM Group”)	Indirectly hold a 6.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (“Pubang Hong Kong”)	Indirectly hold a 20.4% equity interest in the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group
Guangzhou Yijiantiancheng Technology Co., Ltd. (“Guangzhou Yijiantiancheng”)	Controlled by EJAM Group
Horgos Meitui Network Technology Co., Ltd. (“Horgos Meitui”)	Controlled by EJAM Group, and was disposed of by EJAM Group on March 24, 2020
Ms. Wenxiu Zhong	Former Chairperson of the Board of Directors, CEO and indirect equity shareholder of the Company
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company

2)Transactions with related parties

	For the Six Months Ended
	June 30,
	2023	2022
Horgos Zhijiantiancheng	$153,077	$28,667

3)Balances with related parties

As of June 30, 2023 and December 31, 2022, the balances due from related parties were as follows:

	June 30,	December 31,
	2023	2022
Media deposits
Horgos Zhijiantiancheng (a)	$202,349	$104,390

Prepayments
Horgos Zhijiantiancheng (a)	$917,758	$3,314,744

Due from related parties
Anruitai Investment Limited	$28,667	$28,667
	$28,667	$28,667
(a)	Horgos Zhijiantiancheng is both a media and advertiser with the Company. For six months ended June 30, 2023 and 2022, the Company provided services to Horgos Zhijiantiancheng and paid media deposits with Horgos Zhijiantiancheng.

As of June 30, 2023 and December 31, 2022, the balances due to related parties were as follows:

	June 30,	December 31,
	2023	2022
Other payable
Wenxiu Zhong	$14,434	$14,499
	$14,434	$14,499

17.CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On March 14, 2023, Shenzhen Pusi Technology Co., Ltd. (“Shenzhen Pusi”) filed a lawsuit in a court in Shenzhen, Guangdong against Baosheng Network, requesting to be repaid service fee of $23,338 (RMB 160,965) and penalty expenses of $364. The services were rendered in the year of 2022. As of June 30, 2023 and December 31, 2022, the Company recorded RMB 160,965 as a component of accounts payable. On July 6, 2023, the court issued a judgment on, ruling in favor of Shenzhen Pusi and granted its damages in the sum of RMB171,478, and the court froze cash of RMB 171,478 of Baosheng Network. On July 13, 2023, Baosheng Network appealed the case to a court in Beijing. As of the date of this report, the case was still in progress.

In November 2022, Beijing Baosheng brought a breach of contract claim against Shanghai Yituo Information Technology Co., Ltd (“Yituo”) in the Shanghai Jinshan District People’s Court and sought recovery of RMB50,843 (approximately $7,383) and related liquidated damages. The court held the hearings on February 14, 2023 and March 27, 2023. The court entered a judgment on April 11, 2023, ruling in favor of Beijing Baosheng. The judgment was served to Beijing Baosheng on April 24, 2023. On August 1, 2023, the Company and Yituo entered into an agreement, pursuant to which the Company would pay Yituo RMB50,843 in two instalments, with first payment of RMB30,843 on August 10, 2023 and the second payment of RMB20,000 on September 10, 2023. As of the date of this report, the Company has made both instalments.

In June 2019, Ms. Chen Chen filed another lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement compensation in the amount of RMB47.65 million ($6,838,404), representing the fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. On July 30, 2021, the court issued a judgment ruling that the Equity Ownership Agreement was terminated on October 16, 2020 and requiring Beijing Baosheng to compensate Ms. Chen Chen RMB). 10,739,877 (approximately $1,685,321). Both parties have appealed the ruling to an intermediate court. On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses of RMB71,421 (approximately $11,207). Through a guarantee letter dated April 2, 2020 (the “Guarantee Letter”), Ms. Wenxiu Zhong, the former Chairperson of the Board of Directors and CEO, promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from the Equity Ownership Dispute and the Contract Dispute. On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of March 7, 2022, as promised by the Guarantee Letter, Ms. Wenxiu Zhong has made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Wenxiu Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

With the final judgement was enforced by the Court on February 8, 2022, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) was reversed and all of the impacted assets will be unfrozen, accordingly. As of December 31, 2022, all of Beijing Baosheng’s frozen accounts, together with Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng had been unfrozen.

As of this report, there is no other legal proceedings, claims and disputes that might cause the Company to be subject to loss contingencies.

18.SUBSEQUENT EVENTS

The management of the Company proposed to increase the authorized share capital of the Company from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each. On September 12, 2023, the Board of Directors resolved that, provided that such increase of authorized share capital be approved by the Company’s shareholders, the increase of authorized share capital shall be scheduled to become effective on September 29, 2023, or such other date as any director or officer of the Company shall determine.